GENTOR RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2026

The following management's discussion and analysis ("MD&A"), which is dated as of August 18, 2026, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the three and six months ended June 30, 2026 ("Q2 2026"), as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for Q2 2026 (the "Interim Financial Statements") and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2025 (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; activities of the Company (including the Company's ability to secure financing) may be adversely impacted the other risks disclosed under the heading "Risk Factors" in the Company's annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the Going Concern note to the Interim Financial Statements (Note 1), the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A.

Results of Operations

For the three and six months ended June 30, 2026, the Company reported a net loss and comprehensive loss of $70,725 ($0.00 loss per share) and net income and comprehensive income of $577,300, respectively ($0.01 income per share), as compared to a net loss and comprehensive loss of $57,168 ($0.00 loss per share) and $96,380 ($0.00 loss per share) for the respective three and six months ended June 30, 2025. During the three and six months ended June 30, 2026, variances in expenses occurred in the expense categories described below as compared to corresponding periods in 2025 occurred as described below:

Professional fees

Professional fees, which include legal and audit fees, increased to $8,800 and $13,128 for the three and six months ending June 30, 2026 respectively, compared to $5,375 and $7,436 in the respective corresponding periods in 2025. The increase in professional fees during 2026 as compared to 2025 was mainly related to fluctuations in legal expenses in connection with corporate activities.

Employee benefits

The Company's employee benefits expense was $21,680 and $56,050 for the respective three and six months ended June 30, 2026, as compared to $34,176 and $67,576 during the respective corresponding periods in 2025. The Company's personnel are paid out of the Canadian corporate office.

Shareholder's information

The Company incurred expenses related to shareholder's information of $6,632 and $8,706 during the respective three and six months ended June 30, 2026 which is slight decrease when compared to $8,728 and $10,233 incurred for the respective three and six months ended June 30, 2025.

General and administrative expenses

The Company incurred general and administrative expenses of $12,278 and $13,436 during the respective three and six months ended June 30, 2026, compared to $6,630 and $7,638 for the respective three and six months ended June 30, 2025. The increase was primarily attributed to increased travel and entertainment expenses.

Consulting fees

The Company incurred consultant fees of $11,404 during the respective three and six months ended June 30, 2026, compared to $nil for the respective three and six months ended June 30, 2025.

Foreign exchange loss / gain

The Company recorded a foreign exchange gain of $1,401 and $1,463 respectively for the three and six months ended June 30, 2026 and a foreign exchange loss of $2,262 and $3,497 respectively for the three and six months ended June 30, 2025, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Depreciation expense

The Company recorded a depreciation expense of $24,465 and $32,620 for the three and six months ended June 30, 2026 as compared to a depreciation expense of $nil for the same respective periods in 2025. The increase in depreciation expense relates to a new right-of-use asset recognized upon commencement of an office lease during the current year.

Interest and other income

The Company recognized interest and other income of $13,133 and $13,134 for the respective three and six months ended June 30, 2026, compared to $nil for the respective corresponding periods in 2025. The increase in other income includes the sub-lease income being recorded on the right-of-use lease asset.

Writeback of accounts payable and accrued liabilities

The Company recorded a gain of $nil and $698,047 during the three and six months ended June 30, 2026, as a result of the waiver by each of Arnold Kondrat, a director, Chief Executive Officer and President of the Company, and Donat Madilo, Chief Financial Officer of the Company, of accrued but unpaid salaries (as compared to three and six months ended June 30, 2025 - $nil). See Note 3 of the Interim Financial Statements.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the third quarter of fiscal 2024 to the second quarter of fiscal 2026. This financial information has been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The Company's presentation and functional currency is the United States dollar.

	2026	2026	2025	2025
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net (loss) income	$(70,725)	$648,025	$(50,360)	$(38,921)
Net (loss) income per share	$(0.00)	$0.02	$(0.00)	$(0.00)

	2025	2025	2024	2024
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	$(57,168)	$(39,212)	$(75,829)	$(43,854)
Net loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)

The Company reported a net loss of $70,725 during the second quarter of 2026 compared to net income of $648,025 during the first quarter of 2026. Other than being impacted by the writeback of accrued liabilities of $698,047 in the first quarter of 2026, the net loss in the second quarter of 2026 was mainly impacted by an increase in professional fees of $9,402, an increase in shareholder's information of $4,558, an increase of $11,727 in general and administrative expenses and an increase to depreciation of $16,310 compared to the first quarter of 2026.

The Company reported net income of $648,025 during the first quarter of 2026 compared to a net loss of $50,360 during the fourth quarter of 2025. The net income in the first quarter of 2026 was mainly related to the writeback of accrued liabilities of $698,047 for previous years' salaries to management compared to a $10,485 writeback in Q4 2025. This was offset by a decrease in professional fees of $16,157 incurred during the first quarter of 2026 compared to the fourth quarter of 2025.

The Company reported a net loss of $50,360 during the fourth quarter of 2025 compared to a net loss of $38,921 during the third quarter of 2025, mostly due to an increase in professional fees of $20,485 which includes both legal and audit fees and an increase in general and administrative expenses of $3,332 during the fourth quarter of 2025, compared to the third quarter of 2025. This increase was offset by writeback of accounts payable of $10,485 in the fourth quarter of 2025.

The Company reported a net loss of $38,921 during the third quarter of 2025 compared to a net loss of $57,168 in the second quarter of 2025. The decrease in net loss was mainly due to a decrease in professional fees of $5,375 which includes both legal and audit fees, a decrease in shareholder's information fees of $4,578 and a decrease of $5,582 in general and administrative expenses during the third quarter of 2025 as compared to second quarter of 2025.

The Company reported a net loss of $57,168 during the second quarter of 2025 compared to a net loss of $39,212 during the first quarter of 2025. The net loss in the second quarter of 2025 was mainly impacted by an increase in professional fees of $3,314, an increase in shareholder's information of $7,217 and an increase of $5,622 in general and administrative expenses compared to the first quarter of 2025.

The Company reported a net loss of $39,212 during the first quarter of 2025 compared to a net loss of $75,829 in the fourth quarter of 2024, with the decrease in net loss due in part to the allowance for doubtful account expense in the fourth quarter of $15,282 for a loan to third party. The decrease in net loss was also due to a decrease in professional fees of $27,561, which was offset by an increase of $8,482 in foreign exchange loss during the first quarter of 2025 as compared to the fourth quarter of 2024.

The Company reported a net loss of $75,829 during the fourth quarter of 2024 compared to a net loss of $43,854 in the third quarter of 2024, largely due to the allowance for doubtful account expense in the fourth quarter of $15,282 for a loan to third party. The increase in net loss was also due to an increase in professional fees of $29,622 which includes both legal and audit fees, which was offset by a decrease of $5,977 in shareholder information expenses during the fourth quarter of 2024 as compared to the third quarter of 2024.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financing to fund its activities. Although the Company has been successful in completing equity financing in the past, there is no assurance that the Company will secure the necessary financing in the future.

The Company's cash balance at June 30, 2026 was $10,235 as compared to $1,022 at December 31, 2025.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such property.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of August 18, 2026, the Company had 38,906,742 common shares and no stock options or warrants outstanding.

Related Party Transactions

As of June 30, 2026, an amount of $619,210 (December 31, 2025 - $719,331) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances. In January 2026, Mr.  Kondrat agreed to waive $633,464 of accrued but unpaid salary. This waiver reduces the Company's outstanding liabilities and is recognized as a contribution to equity. In February 2026, Mr. Kondrat acquired from Loncor Gold Inc. ("Loncor") the full amount owed by the Company to Loncor such that such amount is now due to Mr. Kondrat (and is included in the total amount owed to Mr. Kondrat as at June 30, 2026 as set out above).

As of June 30, 2026, an amount of $77,083 was owed to Donat Madilo (December 31, 2025 - $129,167), Chief Financial Officer of the Company, which includes salary in arrears. In March 2026, Mr. Madilo agreed to waive $64,583 of accrued but unpaid salary.

As of June 30, 2026, an amount of $22,191 was owed to KGL Resources Ltd (December 31, 2025 - $), a company with common directors, in relation to the payment of common general and administrative expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2026.  For the six months ended ended June 30, 2026, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company's Interim Financial Statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company's Interim Financial Statements include the following:

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil as at June 30, 2026.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At June 30, 2026 the Company had no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock-based compensation

The Company has a stock option plan, which is described in note 4(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at June 30, 2026 all stock options previously granted had expired unexercised.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

At June 30, 2026 and December 31, 2025, the carrying values of the Company's cash, amounts due to related parties, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of income (loss) and comprehensive income (loss). The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at June 30, 2026 and December 31, 2025. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2026 and December 31, 2025.

	Canadian Dollars	Canadian Dollars
	June 30, 2026	December 31, 2025
Cash	$13,859	10,293
Accounts payable	(67,616)	(90,533)
Total foreign currency working capital	(53,757)	(80,240)
US$ exchange rate	0.7037	0.6956
Total foreign currency net working capital in US$	(37,829)	(55,815)
Impact of a 10% strengthening of the US$ on net loss	(3,783)	(5,581)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

Effective at the end of 2017, the Company relinquished its Karaburun project in Turkey (which was the Company's only project).  The Company is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.  While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms.  Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov).